Mail Stop 3561

February 7, 2007

David C. Wajsgras
Senior Vice President and Chief Financial Officer
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451

> **Re:** **Raytheon Company**
> **File No. 001-13699**
> **Form 10-K: For the Year Ended December 31, 2005**

Dear Mr. Wajsgras:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief